                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*


                             DONNELLY CORPORATION
                               (Name of Issuer)

                                    CLASS A
                                 COMMON STOCK
                        (Title of Class of Securities)


                                   257870105
                                (CUSIP Number)

                             Jilaine Hummel Bauer
                   Senior Vice President and General Counsel
                           Heartland Advisors, Inc.
                              789 N. Water Street
                              Milwaukee, WI 53202
                                 414-977-8727
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 1, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   13D
CUSIP No.  257870105
         -----------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       HEARTLAND ADVISORS, INC.    #39-1078128
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS (See Instructions)

      OO - Funds of investment advisory clients
------------------------------------------------------------------------------
 5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      STATE OF WISCONSIN, USA
------------------------------------------------------------------------------
     NUMBER OF       7.   SOLE VOTING POWER

      SHARES
                          83,000
   BENEFICIALLY    -----------------------------------------------------------
                     8.   SHARED VOTING POWER
     OWNED BY

       EACH               None
                   -----------------------------------------------------------
    REPORTING        9.   SOLE DISPOSITIVE POWER

      PERSON
                          88,500
       WITH        -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER

                          None
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      88,500
------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.5% (rounded up to nearest tenth)
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (See Instructions)

      IA
------------------------------------------------------------------------------

CUSIP No.  257870105
         -----------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       WILLIAM J. NASGOVITZ        ####-##-####
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS (See Instructions)

      Pf - Personal funds of reporting person and family members
------------------------------------------------------------------------------
 5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------------------
     NUMBER OF       7.   SOLE VOTING POWER

      SHARES
                          None
   BENEFICIALLY    -----------------------------------------------------------
                     8.   SHARED VOTING POWER
     OWNED BY

       EACH               None
                   -----------------------------------------------------------
    REPORTING        9.   SOLE DISPOSITIVE POWER

      PERSON
                          None
       WITH        -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER

                          None
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      0
------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]


------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0% (rounded up to nearest tenth)
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (See Instructions)

      IN
------------------------------------------------------------------------------

Item 1. Security and Issuer.
        -------------------

This statement relates to shares of the common stock, $ .1 par value per share, (the "Shares") of Donnelly Corporation (the "Company"). The principal executive
offices of the Company are located at 49 West Third Street, Holland, MI   49423-
2813.

Item 2.  Identity and Background.
         -----------------------

    (a) Name of Person Filing:   (1) Heartland Advisors, Inc.              (2)  William J. Nasgovitz
        ---------------------

    (b) Address of Principal Business Office:
        ------------------------------------
                                 (1) 789 North Water Street                (2) 789 North Water Street
                                     Milwaukee, WI  53202                      Milwaukee, WI  53202

    (c) Citizenship: Heartland Advisors is a Wisconsin corporation.        William J. Nasgovitz - U.S.A
        -----------


    (d) Title of Class of Securities:  Class A Common Stock
        ----------------------------

    (e) CUSIP Number: 257870105
        ------------

This statement is being filed by Heartland Advisors, Inc., a Wisconsin corporation ("HAI"), and William J. Nasgovitz, the principal shareholder of HAI. HAI is a federally registered investment adviser that provides investment advisory services to Heartland Group, Inc., a registered investment company ("Heartland Group"), as well as private investment advisory clients (the "Accounts"). Mr. Nasgovitz joins in this filing pursuant to SEC staff positions authorizing certain individuals in similar situations to join in a filing with a controlled entity. The reporting persons do not admit that they constitute a group. Information concerning Mr. Nasgovitz and the name, business address, principal occupation and citizenship of each of the executive officers and directors of HAI is set forth in Exhibit C hereto.

During the last five years, neither HAI nor Mr. Nasgovitz has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that caused either of them, as a result of such proceeding, to be subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Not applicable.

Item 4.  Purpose of Transaction.
         ----------------------

On November 1, 2000, HAI executed sale transactions in Donnelly Corporation Class A Common Stock. These sales of shares resulted in the reduction of HAI's aggregate holdings to 1.5 %.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a), (b) and (d)    Not applicable

         (c)  See Exhibit D

         (e) HAI ceased to be the beneficial owner of more than five percent of the Shares on November 1, 2000.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect
        ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

HAI is the investment adviser of the Heartland Fund and the Accounts pursuant to separate investment management agreements which provide HAI with the authority, among other things, to invest the funds of the Heartland Fund and the Accounts in securities (including shares of the Company), to hold, vote, and dispose of those shares , and to file this Statement. Neither Reporting Person nor, to the best knowledge of either Reporting Person, any of the persons named in Exhibit C hereto has any contract, arrangement, understanding or relationship on behalf of the Heartland Funds or the Accounts with any person with respect to any securities of the Company.

Item 7.  Material to Be Filed as Exhibits.
         --------------------------------


Exhibit A  Joint Filing Agreement

Exhibit C  Executive Officers and Directors of the Heartland Advisors, Inc.

Exhibit D  Purchase and sale data



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  November 1, 2000


WILLIAM J. NASGOVITZ                         HEARTLAND ADVISORS, INC.

By: /s/ PAUL T. BESTE                        By: /s/ PAUL T. BESTE
    ----------------------                       -----------------------
        Paul T. Beste                                Paul T. Beste
   As Attorney in Fact for                           Chief Operating Officer
   William J. Nasgovitz

                                   EXHIBIT A


                             Joint Filing Agreement


The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13D in connection with their beneficial ownership of Donnelly Corporation at November 1, 2000.



WILLIAM J. NASGOVITZ

By: /s/ PAUL T. BESTE
    ------------------
        Paul T. Beste
As Attorney in Fact for William J. Nasgovitz



HEARTLAND ADVISORS, INC.


By:  /s/ PAUL T. BESTE
         Paul T. Beste
         Chief Operating Officer

                                   EXHIBIT C



                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                            HEARTLAND ADVISORS, INC.
                            (As of October 24, 2000)


Name                    Office
----                    ------

William J. Nasgovitz    President and Chief Executive Officer

Jilaine Hummel Bauer    Senior Vice President, Secretary and General Counsel

Paul T. Beste           Chief Operating Officer

Kevin D. Clark          Senior Vice President - Trading

Kenneth J. Della        Senior Vice President and Treasurer

Kevin R. Keuper         Senior Vice President

Eric J. Miller          Senior Vice President

Scott R. Powell         Senior Vice President

Gerard M. Sandel        Senior Vice President


The business address of each of the persons listed above is Heartland Advisors, Inc., 789 North Water Street, Milwaukee, Wisconsin 53202. To the best knowledge of Heartland Advisors, Inc., each of the persons listed above is a citizen of the United States and, during the last five years, no person listed above (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                   EXHIBIT D


                                 Heartland Fund
                                 --------------

-------------------------------------------------------------------------------------------------
          Fund            Transaction Type      Shares       Price Per Share       Trade Date
-------------------------------------------------------------------------------------------------
Heartland Value Fund            Sale               400,000         $14.00          11/1/00
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------


                           Heartland Private Accounts
                           --------------------------



--------------------------------------------------------------------
        Trade Date      Activity       Quantity         Price
--------------------------------------------------------------------
        8/23/00            Sell         2,900             14.2198
--------------------------------------------------------------------
        8/31/00            Buy          1,000               14.00
--------------------------------------------------------------------
        8/31/00            Sell         1,000               14.00
--------------------------------------------------------------------
         9/6/00            Buy            200               13.50
--------------------------------------------------------------------
         9/6/00            Buy            200               13.50
--------------------------------------------------------------------
         9/6/00            Buy            300               13.50
--------------------------------------------------------------------
         9/6/00            Buy            300               13.50
--------------------------------------------------------------------
         9/6/00            Buy            600               13.50
--------------------------------------------------------------------
         9/6/00            Buy            700               13.50
--------------------------------------------------------------------
         9/6/00            Buy          1,000               13.50
--------------------------------------------------------------------
         9/6/00            Buy          2,600               13.50
--------------------------------------------------------------------
         9/6/00            Buy          2,600               13.50
--------------------------------------------------------------------
         9/6/00            Buy          1,100               13.50
--------------------------------------------------------------------
         9/6/00            Buy            900               13.50
--------------------------------------------------------------------
         9/6/00            Buy            600               13.50
--------------------------------------------------------------------
         9/6/00            Buy          1,200               13.50
--------------------------------------------------------------------
         9/6/00            Buy            700               13.50
--------------------------------------------------------------------
         9/6/00            Buy          1,100               13.50
--------------------------------------------------------------------
         9/6/00            Buy            400               13.50
---------------------------------------------------------------------
         9/6/00            Buy            800               13.50
--------------------------------------------------------------------
       10/19/00            Sell         1,200               12.50
--------------------------------------------------------------------
       10/19/00            Sell         1,600               12.50
--------------------------------------------------------------------
       10/19/00            Sell         3,500               12.50
--------------------------------------------------------------------
        11/1/00            Sell         2,000               14.00
--------------------------------------------------------------------
        11/1/00            Sell        15,000               14.00
--------------------------------------------------------------------
        11/1/00            Sell         3,200               14.00
--------------------------------------------------------------------
        11/1/00            Sell         3,000               14.00
--------------------------------------------------------------------
        11/1/00            Sell         3,700               14.00
--------------------------------------------------------------------

--------------------------------------------------------------------------------

        Trade Date            Activity            Quantity              Price
--------------------------------------------------------------------------------
         11/1/00                Sell               10,700                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell               14,100                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell                4,700                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell               70,000                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell                1,500                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell                7,500                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell                8,600                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell               94,000                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell               17,800                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell               12,400                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell               22,000                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell               28,400                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell               13,900                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell               10,200                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell               16,800                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell               12,000                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell               20,200                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell                8,100                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell               94,300                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell               82,800                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell               30,900                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell                  900                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell               44,600                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell               41,100                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell               22,800                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell               17,200                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell               12,500                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell               16,600                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell                7,000                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell                8,000                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell                4,800                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell                3,000                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell               24,000                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell               42,700                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell               13,900                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell                2,500                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell                1,000                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell               30,000                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell               16,000                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell                6,700                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell               19,300                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell                1,500                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell               11,700                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell               12,100                 14.00
--------------------------------------------------------------------------------
         11/1/00                Sell               45,000                 14.00
--------------------------------------------------------------------------------

------------------------------------------------------------------------------

        Trade Date            Activity         Quantity               Price
------------------------------------------------------------------------------
          11/1/00              Sell             22,900                 14.00
------------------------------------------------------------------------------
          11/1/00              Sell             10,000                 14.00
------------------------------------------------------------------------------
          11/1/00              Sell              6,900                 14.00
------------------------------------------------------------------------------
          11/1/00              Sell             14,700                 14.00
------------------------------------------------------------------------------
          11/1/00              Sell             60,100                 14.00
------------------------------------------------------------------------------
          11/1/00              Sell             10,000                 14.00
------------------------------------------------------------------------------
          11/1/00              Sell              6,900                 14.00
------------------------------------------------------------------------------
          11/1/00              Sell             14,700                 14.00
------------------------------------------------------------------------------
          11/1/00              Sell             60,100                 14.00
------------------------------------------------------------------------------
          11/1/00              Sell             10,000                 14.00
------------------------------------------------------------------------------
          11/1/00              Sell              4,800                 14.00
------------------------------------------------------------------------------